Exhibit 23.10

CONSENT OF ERNST & YOUNG LLP,

/s/ Ernst & Young LLP

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Actavis plc for the registration of its ordinary shares, serial preferred shares, depositary shares, ordinary share warrants, ordinary share purchase contracts, and ordinary share purchase units, and to the incorporation by reference therein of our reports dated February 18, 2015, with respect to the consolidated financial statements and schedule of Allergan, Inc. and the effectiveness of internal control over financial reporting of Allergan, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

February 18, 2015